August 12, 2025

Dr. Michael J.M. Hitchcock
Interim Chief Executive Officer and Director
Biomea Fusion, Inc.
1599 Industrial Road
San Carlos, CA 94070

       Re: Biomea Fusion, Inc.
           Registration Statement on Form S-3
           Filed August 5, 2025
           File No. 333-289262
Dear Dr. Michael J.M. Hitchcock:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Alicia M. Tschirhart, Esq.